UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SB Financial Group, Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

78408 D 105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒     Rule 13d-1(b)

☐     Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78408 D 105	13G	Page 2 of 7 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

The State Bank and Trust Company
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization

Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 22,520
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 457,647

9	Aggregate Amount Beneficially Owned by Each Reporting Person

457,647
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	Percent of Class Represented by Amount in Row 9

9.36% based on 4.90 million
12	Type of Reporting Person (See Instructions)

BK

CUSIP No. 78408 D 105	13G	Page 3 of 7 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

SB Financial Group, Inc. Employee Stock Ownership Plan
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization

Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 22,520
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 457,647

9	Aggregate Amount Beneficially Owned by Each Reporting Person

457,647
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	Percent of Class Represented by Amount in Row 9

9.36% based on 4.90 million
12	Type of Reporting Person (See Instructions)

EP

CUSIP No. 78408 D 105	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

SB Financial Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

401 Clinton Street

Defiance, Ohio 43512

Item 2(a).	Names of Persons Filing:

The State Bank and Trust Company

SB Financial Group, Inc. Employee Stock Ownership Plan

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The State Bank and Trust Company

401 Clinton Street

Defiance, Ohio 43512

SB Financial Group, Inc. Employee Stock Ownership Plan

The State Bank and Trust Company, Trustee

401 Clinton Street

Defiance, Ohio 43512

Item 2(c).	Citizenship:

The State Bank and Trust Company -

Organized under the laws of Ohio

SB Financial Group, Inc. Employee Stock Ownership Plan -

Organized under the laws of Ohio

Item 2(d).	Title and Class of Securities:

Common Shares, without par value

Item 2(e).	CUSIP Number:

478408 D 105

CUSIP No. 78408 D 105	13G	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

The State Bank and Trust Company

(a)	Amount beneficially owned:
457,647

(b)	Percent of class:
9.36%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
22,520

(ii)	Shared power to vote or to direct the vote:
-0-

(iii)	Sole power to dispose or to direct the disposition of:
-0-

(iv)	Shared power to dispose or to direct the disposition of:
457,647

SB Financial Group, Inc. Employee Stock Ownership Plan

(a)	Amount beneficially owned:
457,647

(b)	Percent of class:
9.36%

CUSIP No. 78408 D 105	13G	Page 6 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
22,520

(ii)	Shared power to vote or to direct the vote:
-0-

(iii)	Sole power to dispose or to direct the disposition of:
-0-

(iv)	Shared power to dispose or to direct the disposition of:
457,647

At December 31, 2015, there were 480,167 common shares owned by the SB Financial Group, Inc. Employee Stock Ownership Plan (the “Plan”). The State Bank and Trust Company is the trustee of the Plan. Under the terms of the Plan, the trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares, the Plan provides that the Trustee shall vote such shares in the Trustee’s discretion. As of December 31, 2015, 457,647 of the shares held by the Plan have been allocated to Plan participants.

The trustee has limited power to dispose of Plan shares, as set forth in the Plan, such as in order to pay Plan participants. The trustee is directed by the Plan to invest primarily in shares of SB Financial Group, Inc.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 78408 D 105	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE STATE BANK AND TRUST COMPANY

Date: February 18, 2016	By:	/s/ Anthony V. Cosentino
Anthony V. Cosentino, Chief Financial Officer

SB FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

	By:	The State Bank and Trust Company, Trustee

Date: February 18, 2016	By:	/s/ Anthony V. Cosentino
Anthony V. Cosentino, Chief Financial Officer

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of SB Financial Group, Inc., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.

THE STATE BANK AND TRUST COMPANY

Date: February 18, 2016	By:	/s/ Anthony V. Cosentino
Anthony V. Cosentino, Chief Financial Officer

SB FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

	By:	The State Bank and Trust Company, Trustee

Date: February 18, 2016	By:	/s/ Anthony V. Cosentino
Anthony V. Cosentino, Chief Financial Officer